UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 1, 2024

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On August 1, 2024, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of  July 2024 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	$2,815.5	$0.037
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	$3,407.25	$0.049
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	$0	$0
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	$0	$0
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	$967.12	$0.01
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	$0	$0

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2024	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)	Monthly Rental Income($)(2)	Monthly Management Fee (%)
1.	Landa Series 132 Cornelia Street Brooklyn NY LLC (3)	open	06/28/2022	08/14/2024	76,381	1,452,282.36	9,555	5%
2.	Landa Series 1363 Hancock Street Brooklyn NY LLC (3)	open	06/28/2022	08/14/2024	69,625	1,905,356.36	14,948.5	5%
3.	Landa Series 24 Ditmars Street Brooklyn NY LLC (3)	open	06/28/2022	08/14/2024	86,792	1,748,361.48	10,750	5%
4.	Landa Series 368 Irwin Street NE Atlanta GA LLC (4)	closed	06/28/2022	11/13/2023	100,000	1,196,952	2,000	8%
5.	Landa Series 6696 Mableton Parkway SE Mableton GA LLC (4)	closed	06/28/2022	12/15/2022	100,000	505,527	3,223.75	8%
6.	Landa Series 996 Greenwood Avenue NE Atlanta GA LLC (4)	open	06/28/2022	08/13/2024	25,675	652,697.01	8,150	8%

(1) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 100,000 Shares

(2) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(3) The Monthly Management Fee payable by each Series is expected to equal five percent (5%) of the Gross Monthly Rent.

(4) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.